ASML 2025 fourth-quarter and full-year results Veldhoven, the Netherlands January 28, 2026 ASML reports €32.7 billion total net sales and €9.6 billion net income in 2025 ASML expects 2026 total net sales to be between €34 billion and €39 billion, with a gross margin between 51% and 53% Exhibit 99.2

Page 2January 28, 2026 Public • Investor key messages • Business summary • Outlook • Financial statements Agenda

Page 3January 28, 2026 Investor key messages

Page 4January 28, 2026 Public Investor key messages1 • The semiconductor industry remains strong, driven by artificial intelligence adoption across an expanding applications space and is expected to surpass $1 trillion in revenue by 2030 • The industry will require major innovations to address AI power consumption and cost challenges • Our customers remain at the core of our strategy and we believe that lithography will remain at the heart of their innovation. We anticipate that an increased number of critical lithography exposures for advanced logic and memory processes will be required • Our flexible and versatile portfolio is well positioned to address all customer needs as we extend holistic lithography to support 3D integration, improve DUV and EUV performance and cost effectiveness and scale EUV technology well into the next decade • Based on different market and lithography intensity scenarios, as presented during our Investor Day in November 2024, we see an opportunity to achieve 2030 annual revenue between approximately €44 billion and €60 billion with a gross margin between approximately 56% and 60% • ASML values the strong industry partnerships which are critical to our success and our collective commitment to a leadership position in ESG • We expect to continue to return significant amounts of cash to our shareholders through growing dividends and share buybacks 1 Investor key messages as presented during our Investor Day in November 2024

Page 5January 28, 2026 Business summary

Page 6January 28, 2026 Public 1 Installed Base Management equals our net service and field option sales. 2 Income from operations as a percentage of total net sales. 3 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. Q4 results summary Numbers have been rounded for readers' convenience. Q4 2025 Total net sales €9.7 billion Net system sales €7.6 billion Installed Base Management1 sales €2.1 billion Gross Margin 52.2% Operating margin2 35.3% Net income as a percentage of total net sales 29.2% Earnings per share (basic) €7.35 Net bookings3 €13.2 billion of which EUV bookings €7.4 billion

Page 7January 28, 2026 Public 2025 - Business summary ASML: • Total net sales of €32.7 billion at 52.8% gross margin • Net income at €9.6 billion resulted in an earnings per share (basic) of €24.73 • Returned €8.5 billion to shareholders through dividends and share buybacks • Invested €1.3 billion in Mistral AI, a strategic partnership to accelerate AI-driven innovation in holistic lithography and operations EUV lithography: • EUV system sales increased 39%1 to €11.6 billion, recognized revenue on 48 EUV systems (NXE & EXE) • Revenue recognition on the first EXE:5200B system after completion of Site Acceptance Test DUV lithography: • DUV system sales decreased 6%1 to €12.0 billion, recognized revenue on 279 systems of which 47% immersion systems • Shipped and recognized revenue from the first XT:260 system, our first product in the 3D Integration market Applications: • Metrology & Inspection systems sales increased 28%1 to €825 million due to higher YieldStar and e-beam systems sales • Multi e-beam Inspection adoption increasing, enabled by improved maturity & productivity Installed Base: • Installed Base Management2 sales increased 26%1 to €8.2 billion due to higher service and upgrade business 1 Compared to FY 2024. 2 Installed Base Management equals our net service and field option sales.

Page 8January 28, 2026 Public Net system sales breakdown (Quarterly) Q4’25 Net system sales €7,584 million Q3’25 Net system sales €5,554 million

Page 9January 28, 2026 Public 2025 Net system sales €24,474 million 2024 Net system sales €21,769 million Net system sales breakdown (Yearly)

Page 10January 28, 2026 Public Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales. Total net sales by End-use

Page 11January 28, 2026 Public Net bookings1 activity by End-use (quarterly) Q4’25 net bookings €13,158 million Q3’25 net bookings €5,399 million 1 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.

Page 12January 28, 2026 Public Backlog1 in Value (for the period-ended) FY 2025 total value €38,797 million FY 2024 total value €35,938 million End use Technology 1 Backlog contains accumulated sales values for all system sales orders and inflation-related adjustments, for which written authorizations have been accepted, and not yet recorded in total net sales.

Page 13January 28, 2026 Public • ASML intends to declare a total dividend for the year 2025 of €7.50 per ordinary share. An interim dividend of €1.60 per ordinary share will be made payable on February 18, 2026 • Recognizing this (third) interim dividend and the two interim dividends of €1.60 per ordinary share paid in 2025, this leads to a final dividend proposal to the Annual General Meeting of €2.70 per ordinary share • In Q4 2025 we purchased around 1.9 million shares for a total amount of around €1.7 billion • ASML announced a new share buyback program of up to €12 billion to be executed by December 31, 2028 Cash return to shareholders Share buyback Dividend paid Third interim and final dividend for a year are paid in the subsequent year Total dividend Interim dividend (paid) Interim dividend (to be paid) Proposal final dividend

Page 14January 28, 2026 Outlook

Page 15January 28, 2026 Public Outlook 1 Installed Base Management equals our net service and field option sales. Q1 2026 Total net sales between €8.2 billion and €8.9 billion of which Installed Base Management1 sales around €2.4 billion Gross margin between 51% and 53% R&D costs around €1.2 billion SG&A costs around €0.3 billion FY 2026 Total net sales between €34 billion and €39 billion Gross margin between 51% and 53% Annualized effective tax rate around 17%

Page 16January 28, 2026 Financial Statements

Page 17January 28, 2026 Public Consolidated statements of operations Quarter on Quarter (in millions €, except otherwise indicated) Q4 2024 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Total net sales 9,263 7,742 7,692 7,516 9,718 Gross profit 4,790 4,180 4,130 3,880 5,068 Gross margin % 51.7 54.0 53.7 51.6 52.2 R&D costs (1,116) (1,161) (1,167) (1,109) (1,262) SG&A costs (318) (281) (299) (303) (375) Income from operations 3,356 2,738 2,664 2,468 3,431 Operating income as a % of total net sales 36.2 35.4 34.6 32.8 35.3 Net income 2,693 2,355 2,290 2,125 2,840 Net income as a % of total net sales 29.1 30.4 29.8 28.3 29.2 Earnings per share (basic) € 6.85 6.00 5.90 5.49 7.35 Earnings per share (diluted) € 6.84 6.00 5.90 5.48 7.34 Lithography systems sold (units) 1 132 77 76 72 102 Net bookings 2 7,088 3,936 5,541 5,399 13,158 1 Lithography systems do not include metrology and inspection systems. 2 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 18January 28, 2026 Public (in millions €, except otherwise indicated) 2021 2022 2023 2024 2025 Total net sales 18,611 21,173 27,559 28,263 32,667 Gross profit 9,809 10,700 14,136 14,492 17,258 Gross margin % 52.7 50.5 51.3 51.3 52.8 Other income 1 214 — — — — R&D costs (2,547) (3,254) (3,981) (4,304) (4,699) SG&A costs (726) (946) (1,113) (1,166) (1,258) Income from operations 6,750 6,501 9,042 9,022 11,301 Operating income as a % of total net sales 36.3 30.7 32.8 31.9 34.6 Net income 5,883 5,624 7,839 7,572 9,609 Net income as a % of total net sales 31.6 26.6 28.4 26.8 29.4 Earnings per share (basic) € 14.36 14.14 19.91 19.25 24.73 Earnings per share (diluted) € 14.34 14.13 19.89 19.24 24.71 Lithography systems sold (units) 2 309 345 449 418 327 Net bookings 3 26,240 30,674 20,041 18,899 28,035 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. Consolidated statements of operations Year on Year 1 Other income includes the gain on the sale of Berliner Glas subsidiaries. 2 Lithography systems do not include metrology and inspection systems. 3 The sum of quarterly net bookings over the full year.

Consolidated statements of cash flows

Quarter on Quarter

(in millions €)	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Cash and cash equivalents, beginning of period	**4,979**	**12,736**	**9,098**	**7,243**	**5,126**
Net cash provided by (used in) operating activities	9,545	(59)	748	559	11,410
Net cash provided by (used in) investing activities	(1,233)	(416)	(428)	(1,928)	(1,006)
Net cash provided by (used in) financing activities	(567)	(3,151)	(2,164)	(742)	(2,613)
Effect of changes in exchange rates on cash	12	(12)	(11)	(6)	(1)
Net increase (decrease) in cash and cash equivalents	**7,757**	**(3,638)**	**(1,855)**	**(2,117)**	**7,790**
Cash and cash equivalents, end of period	12,736	9,098	7,243	5,126	12,916
Short-term investments	5	5	5	2	406
Cash and cash equivalents and short-term investments	**12,741**	**9,103**	**7,248**	**5,128**	**13,322**
Purchases of property, plant and equipment and intangible assets	(706)	(417)	(429)	(315)	(470)
Free cash flow [1]	8,839	(476)	319	244	10,940

1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements.

ASML January 28, 2026

These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 19
Public

Page 20January 28, 2026 Public (in millions €) 2021 2022 2023 2024 2025 Cash and cash equivalents, beginning of period 6,049 6,952 7,268 7,005 12,736 Net cash provided by (used in) operating activities 10,847 8,487 5,443 11,166 12,659 Net cash provided by (used in) investing activities (72) (1,029) (2,689) (2,609) (3,778) Net cash provided by (used in) financing activities (9,892) (7,138) (3,003) (2,832) (8,671) Effect of changes in exchange rates on cash 20 (4) (14) 6 (30) Net increase (decrease) in cash and cash equivalents 903 316 (263) 5,731 180 Cash and cash equivalents, end of period 6,952 7,268 7,005 12,736 12,916 Short-term investments 638 108 5 5 406 Cash and cash equivalents and short-term investments 7,590 7,376 7,010 12,741 13,322 Purchases of property, plant and equipment and intangible assets (940) (1,319) (2,196) (2,083) (1,631) Free cash flow 1 9,907 7,168 3,247 9,083 11,028 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements. Consolidated statements of cash flows Year on Year These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 21January 28, 2026 Public Consolidated balance sheets Quarter End (in millions €) Q4 2024 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Assets Cash & cash equivalents and short-term investments 12,741 9,103 7,248 5,128 13,322 Accounts receivable and finance receivables, net 4,877 5,132 5,703 6,030 3,649 Contract assets 321 407 275 367 441 Inventories, net 10,892 11,025 11,576 11,763 11,429 Loans receivable 1,457 1,461 1,463 1,876 1,920 Other assets 2,731 2,708 2,811 2,493 2,490 Tax assets 2,224 2,004 1,928 1,932 1,808 Equity investments — — — 1,227 1,321 Equity method investments 903 939 1,029 1,109 823 Goodwill 4,589 4,589 4,589 4,589 4,589 Other intangible assets 621 592 566 556 540 Property, plant and equipment 6,847 7,153 7,296 7,681 7,894 Right-of-use assets 387 365 365 346 341 Total assets 48,590 45,479 44,849 45,097 50,567 Liabilities and shareholders' equity Current liabilities 20,051 18,124 18,616 19,225 24,264 Non-current liabilities 10,062 9,854 8,615 6,879 6,691 Shareholders' equity 18,477 17,501 17,618 18,993 19,612 Total liabilities and shareholders' equity 48,590 45,479 44,849 45,097 50,567 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 22January 28, 2026 Public (in millions €) 2021 2022 2023 2024 2025 Assets Cash & cash equivalents and short-term investments 7,590 7,376 7,010 12,741 13,322 Accounts receivable and finance receivables, net 4,597 6,680 5,774 4,877 3,649 Contract assets 165 132 240 321 441 Inventories, net 5,179 7,200 8,851 10,892 11,429 Loans receivable 124 364 929 1,457 1,920 Other assets 1,886 2,383 2,230 2,731 2,490 Tax assets 1,141 1,706 2,873 2,224 1,808 Equity investments — — — — 1,321 Equity method investments 893 924 920 903 823 Goodwill 4,556 4,556 4,589 4,589 4,589 Other intangible assets 952 842 742 621 540 Property, plant and equipment 2,983 3,944 5,493 6,847 7,894 Right-of-use assets 165 193 307 387 341 Total assets 30,231 36,300 39,958 48,590 50,567 Liabilities and shareholders' equity Current liabilities 12,298 17,983 16,275 20,051 24,264 Non-current liabilities 7,792 9,506 10,231 10,062 6,691 Shareholders' equity 10,141 8,811 13,452 18,477 19,612 Total liabilities and shareholders' equity 30,231 36,300 39,958 48,590 50,567 Consolidated balance sheets Year End These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 23January 28, 2026 Public This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including expected trends in the semiconductor industry and end markets, expected trends in product mix and geography, business environment trends, expected growth in the semiconductor industry by 2030, and the semiconductor ecosystem being poised to experience significant growth and ASML being well positioned to benefit, statements with respect to AI including the expected impact of AI demand on our business, industry and results and expected sustainability of AI related demand, statements with respect to EUV adoption, our expectation that lithography will remain at the heart of customer innovation, expected increase in critical lithography exposures, statements with respect to our product portfolio, expected demand, shipments, system backlog, outlook of market segments and geographies, outlook and expected financial results including outlook and expected results for Q1 2026, including net sales, Installed Base Management sales, gross margin, R&D costs, SG&A costs, outlook and expected financial results for full year 2026, including expected full year 2026 total net sales and growth, gross margin, annualized effective tax rate and IBM sales, expectations with respect to EUV and DUV demand and sales in 2026, statements made at our 2024 Investor Day, including revenue and gross margin model and opportunity for 2030, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, intentions and expectations with respect to our share buyback program announced in January 2026, and statements with respect to dividends including 2025 dividends, statements with respect to expected performance and capabilities of our systems and customer outlook and plans including capacity expansion plans, statements with respect to our ESG strategy and commitments and other non-historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “guide”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity”, “commitment” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and industry and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic and geopolitical environment on the semiconductor industry, semiconductor market conditions, the impact of AI on our industry and business and semiconductor demand and demand for our tools, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new technologies and products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in orders and our ability to orders into sales and risks relating to the realization of our backlog, the risk of order cancellations, delays or push outs and restrictions on shipments of systems, including ordered systems, under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the tariff announcements, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and commitments and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2024 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements